Exhibit (a)(9)

April 21, 2011

Dear Shareholder:

On behalf of the Board of Directors of Tasty Baking Company (the “Company”), I am pleased to inform you that on April 10, 2011, the Company entered into a definitive Merger Agreement with Flowers Foods, Inc. (“Flowers”) and a wholly-owned subsidiary of Flowers (the “Purchaser”). Flowers is one of the nation’s leading producers and marketers of packaged bakery goods for retail and foodservice customers. Pursuant to the terms of the Merger Agreement, the Purchaser commenced today a tender offer to purchase all of the outstanding shares of the Company’s common stock for $4.00 per share in cash, without interest, subject to any withholding taxes required by applicable law.

Following completion of the tender offer, the Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation in the merger. In the merger, all shares of the Company’s common stock not purchased in the tender offer will be converted into the right to receive the same cash payment as in the tender offer, without interest, subject to any withholding taxes required by applicable law.

After careful consideration, the Company’s Board of Directors has unanimously determined that the tender offer and the merger are in the best interests of the Company and its shareholders, and approved the Merger Agreement, the tender offer and the merger.

Accordingly, the Company’s Board of Directors unanimously recommends that the Company’s shareholders accept the tender offer and tender their shares in the tender offer and, if required by applicable law, vote their shares to approve the Merger Agreement and approve the merger.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) the Purchaser’s Offer to Purchase, dated April 21, 2011, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer.

Please read the enclosed materials carefully. You should act promptly, as the tender offer is scheduled to expire at 12:00 midnight, Philadelphia time, on May 19, 2011, unless extended or earlier terminated.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,

James E. Ksansnak
Chairman

Three Crescent Drive, Suite 200 — Navy Yard Corporate Center — Philadelphia, PA 19112

www.Tastykake.com